September 22, 2016

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust – Rational Iron Horse Fund

Dear Sir/Madam:

On behalf of Mutual Funds and Variable Insurance Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a proxy statement/prospectus under the Securities Act of 1933 on Form N-14. The proxy statement/prospectus is filed in connection with the planned reorganization of the Iron Horse Fund, a series of Northern Lights Fund Trust, into the Rational Iron Horse Fund, a series of the Trust.

Please direct comments and questions to Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Emily M. Little

Emily M. Little